UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Pillowtex Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

721506 10 3

(CUSIP Number)

Ellen Perrin

c/o Bank of America Corporation

101 South Tryon Street

Charlotte, NC 28255

(704) 386-1624

With a copy to:

Robert E. Crawford, Jr., Esq.

Winstead Sechrest & Minick P.C.

1201 Elm Street

5400 Renaissance Tower

Dallas, Texas 75270

(214) 745-5120

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 24, 2002

(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________________________________________________________________________

    Name of Reporting Person

    I. R. S. Identification Nos. of Above Persons (entities only)

    Banc of America Strategic Solutions, Inc.

    IRS # 52-1710675

    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]

    (b) [ x ]

    SEC Use Only

    Source of Funds (See Instructions): OO

    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

    Citizenship or Place of Organization: Delaware
Number of Shares Beneficially	Sole Voting Power	1,494,082
Owned by Each Reporting Person With:	Shared Voting Power Sole Dispositive Power	0 1,494,082
	Shared Dispositive Power	0

  Aggregate Amount Beneficially Owned by Each Reporting Person 1,494,082

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

  Percent of Class Represented by Amount in Row (11) 7.7%

  Type of Reporting Person (See Instructions) CO

  ______________________________________________________________________________________________

  ______________________________________________________________________________________________

  Name of Reporting Person

  I. R. S. Identification Nos. of Above Persons (entities only)

  BANA (#1) LLC
  IRS # 94-1687665

  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]

  (b) [ x ]

  SEC Use Only

  Source of Funds (See Instructions): OO

  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

  Citizenship or Place of Organization: Delaware
Number of Shares Beneficially	Sole Voting Power	1,494,082
Owned by Each Reporting Person With:	Shared Voting Power Sole Dispositive Power	0 1,494,082
	Shared Dispositive Power	0

  Aggregate Amount Beneficially Owned by Each Reporting Person 1,494,082

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

  Percent of Class Represented by Amount in Row (11) 7.7%

  Type of Reporting Person (See Instructions) OO

  ______________________________________________________________________________________________

  ______________________________________________________________________________________________

  Name of Reporting Person

  I. R. S. Identification Nos. of Above Persons (entities only)

  Bank of America, N.A.

  IRS # 94-1687665

  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]

  (b) [ x ]

  SEC Use Only

  Source of Funds (See Instructions): OO

  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

  Citizenship or Place of Organization: United States
Number of Shares Beneficially	Sole Voting Power	1,494,082
Owned by Each Reporting Person With:	Shared Voting Power Sole Dispositive Power	0 1,494,082
	Shared Dispositive Power	0

  Aggregate Amount Beneficially Owned by Each Reporting Person 1,494,082

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

  Percent of Class Represented by Amount in Row (11) 7.7%

  Type of Reporting Person (See Instructions) BK

  ______________________________________________________________________________________________

  ______________________________________________________________________________________________

  Name of Reporting Person

  I. R. S. Identification Nos. of Above Persons (entities only)

  NB Holdings Corporation

  IRS # 56-1857749

  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]

  (b) [ x ]

  SEC Use Only

  Source of Funds (See Instructions): OO

  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

  Citizenship or Place of Organization: Delaware
Number of Shares Beneficially	Sole Voting Power	1,494,082
Owned by Each Reporting Person With:	Shared Voting Power Sole Dispositive Power	0 1,494,082
	Shared Dispositive Power	0

  Aggregate Amount Beneficially Owned by Each Reporting Person 1,494,082

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

  Percent of Class Represented by Amount in Row (11) 7.7%

  Type of Reporting Person (See Instructions) CO

  ______________________________________________________________________________________________

  ______________________________________________________________________________________________

  Name of Reporting Person

  I. R. S. Identification Nos. of Above Persons (entities only)

  Bank of America Corporation

  IRS # 56-0906609

  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]

  (b) [ x ]

  SEC Use Only

  Source of Funds (See Instructions): OO

  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

  Citizenship or Place of Organization: Delaware
Number of Shares Beneficially	Sole Voting Power	1,494,082
Owned by Each Reporting Person With:	Shared Voting Power Sole Dispositive Power	0 1,494,082
	Shared Dispositive Power	0

  Aggregate Amount Beneficially Owned by Each Reporting Person 1,494,082

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

  Percent of Class Represented by Amount in Row (11) 7.7%

  Type of Reporting Person (See Instructions) CO

______________________________________________________________________________________________

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the "Common Stock"), of Pillowtex Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Lake Circle Drive, Kannapolis, North Carolina 28081.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of:

(i) Banc of America Strategic Solutions, Inc., a Delaware corporation ("BASSI");

    BANA (#1) LLC, a Delaware limited liability company ("BANA"), in its capacity as the controlling shareholder of BASSI;

    Bank of America, N.A., a United States national banking association ("BoA"), in its capacity as the parent company of BANA;

    NB Holdings Corporation, a Delaware corporation ("NB"), in its capacity as the parent company of BoA; and

    Bank of America Corporation, a Delaware corporation ("BoA Corp."), in its capacity as the parent company of NB (together with BASSI, BANA, BoA, and NB, the "Reporting Persons").

This Schedule 13D relates to shares held by BASSI.

BASSI was established to align the management of domestic credit workout operations. BANA is a limited liability company that serves as a holding company for BASSI and other BoA entities. BoA is engaged in a general commercial banking and trust business. NB is a Delaware corporation that serves as the holding company for BoA. BoA Corp. is a Delaware corporation, a bank holding company and a financial holding company. Through its subsidiaries, BoA Corp. provides a diversified range of banking and certain non-banking financial services, both domestically and internationally.

The address of the principal office and the principal business for BASSI, BANA, NB, and BoA Corp. is 100 North Tryon Street, Charlotte, North Carolina 28255. The address of the principal office and the principal business for BoA is 101 South Tryon Street, Charlotte, North Carolina 28255. Current information concerning the identity and background of (i) each of the executive officers, directors and members of the Reporting Persons, (ii) each person controlling a Reporting Person and (iii) each of the executive officers, directors and members of each corporation or other person ultimately in control of a Reporting Person is set forth in Annexes A-E hereto, which are incorporated herein by reference in response to this Item 2.

During the last five years, none of the Reporting Persons and no person controlling such Reporting Person and none of the executive officers, directors or members of any such Reporting Person or any corporation or person ultimately in control of such Reporting Person, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

BASSI beneficially owns 1,494,082 shares of the Common Stock as of the date hereof. Pillowtex Corporation, a Texas corporation (the predecessor-in-interest to the Issuer, "Old Pillowtex"), and certain of its subsidiaries filed for bankruptcy on November 14, 2000 under Chapter 11 of the United States Bankruptcy Code. Pursuant to the Second Amended Joint Plan of Reorganization of Old Pillowtex and its debtor subsidiaries (the "Plan"), which Plan was confirmed by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") pursuant to an order entered on May 2, 2002, BASSI was entitled to receive shares of the Issuer's Common Stock as of May 24, 2002, the effective date of the Plan. BASSI was entitled to receive such shares because it was a holder (through affiliates) of Class 5 bank loan claims under the Plan. Class 5 bank loan claims were held by lenders under Old Pillowtex's pre-petition credit facilities. The Class 5 bank loan claims of BASSI's affiliates were funded through working capital of the Reporting Persons. Pursuant to the terms of the Plan, the Class 5 bank loan claims of BASSI's affiliates were satisfied in exchange for the distribution of the shares of Common Stock, and warrants for the purchase of shares of Common Stock, reported herein.

Item 4. Purpose of Transaction

The shares of Common Stock held by BASSI were acquired as described in Item 3 and for the purposes described in Item 3. The information set forth in Item 3 hereof is incorporated by reference into this Item 4. BASSI currently holds the shares of Common Stock for investment purposes. Except as otherwise disclosed herein, none of the Reporting Persons and no person controlling such Reporting Person and none of the executive officers, directors or members of such Reporting Person or any corporation or person ultimately in control of such Reporting Person has any present plans or intentions which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above. However, as part of the ongoing evaluation of this investment and investment alternatives, each of such persons and corporations, including, without limitation, each Reporting Person, may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, each of such persons and corporations, including, without limitation, each Reporting Person, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer, or third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Schedule 13D for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.

(a) BASSI beneficially owns 1,494,082 shares of Common Stock (including 198,690 shares issuable upon the exercise of warrants), which constitute 7.7% of the outstanding Common Stock.

BANA, in its capacity as the controlling shareholder of BASSI, may be deemed to be the beneficial owner of 1,494,082 shares of Common Stock (including 198,690 shares issuable upon the exercise of warrants), which constitute 7.7% of the outstanding Common Stock.

BoA, in its capacity as the parent company of BANA, may be deemed to be the beneficial owner of 1,494,082 shares of Common Stock (including 198,690 shares issuable upon the exercise of warrants), which constitute 7.7% of the outstanding Common Stock.

NB, in its capacity as the parent company of BoA, may be deemed to be the beneficial owner of 1,494,082 shares of Common Stock (including 198,690 shares issuable upon the exercise of warrants), which constitute 7.7% of the outstanding Common Stock.

BoA Corp., in its capacity as the parent company of NB, may be deemed to be the beneficial owner of 1,494,082 shares of Common Stock (including 198,690 shares issuable upon the exercise of warrants), which constitute 7.7% of the outstanding Common Stock.

    BANA, in its capacity as the controlling shareholder of BASSI, has discretionary authority and control over all of the assets of BASSI, including the power to vote and dispose of the Issuer's Common Stock. Therefore, BANA may be deemed to have sole power to direct the voting and disposition of 1,494,082 shares of Common Stock.

    BoA, in its capacity as the parent company of BANA, has discretionary authority and control over all of the assets of BANA, including the power to vote and dispose of the Issuer's Common Stock. Therefore, BoA may be deemed to have sole power to direct the voting and disposition of 1,494,082 shares of Common Stock.

    NB, in its capacity as the parent company of BoA, has discretionary authority and control over all of the assets of BoA, including the power to vote and dispose of the Issuer's Common Stock. Therefore, NB may be deemed to have sole power to direct the voting and disposition of 1,494,082 shares of Common Stock.

    BoA Corp., in its capacity as the parent company of NB, has discretionary authority and control over all of the assets of NB, including the power to vote and dispose of the Issuer's Common Stock. Therefore, BoA Corp. may be deemed to have sole power to direct the voting and disposition of 1,494,082 shares of Common Stock.

    None of the Reporting Persons and no person controlling such Reporting Person and none of the executive officers, directors or members of such Reporting Person or any corporation or person ultimately in control of such Reporting Person have effected or caused to be effected any transactions with respect to the Common Stock in the 60 days prior to the date hereof.

    None of the Reporting Persons and no person controlling such Reporting Person and none of the executive officers, directors or members of such Reporting Person or any corporation or person ultimately in control of such Reporting Person are aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Common Stock beneficially owned by them.

    Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

BASSI is the holder of a Warrant Certificate, a form of which is attached hereto as Exhibit 1 and is incorporated herein by reference. Such Warrant Certificate entitles BASSI to purchase up to 198,690 shares of Common Stock in accordance with the terms of such Warrant Certificate and that certain Warrant Agreement, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Except as disclosed herein, none of the Reporting Persons and no person controlling such Reporting Person and none of the executive officers, directors or members of such Reporting Person or any corporation or person ultimately in control of such Reporting Person is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer.

Item 7. Material to be Filed as Exhibits
Exhibit	Description
1	Form of Warrant Certificate
2	Warrant Agreement
3	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1 (k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2003 BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

/s/ Scott T. Hitchens
Name: Scott T. Hitchens

Title: Vice President

BANA (#1) LLC

/s/ Charles F. Bowman
Name: Charles F. Bowman

Title: Senior Vice President

BANK OF AMERICA, N.A.

/s/ Charles F. Bowman
Name: Charles F. Bowman

Title: Senior Vice President

NB Holdings Corporation

/s/ Charles F. Bowman
Name: Charles F. Bowman

Title: Senior Vice President

Bank of America Corporation

/s/ Charles F. Bowman
Name: Charles F. Bowman

Title: Senior Vice President

ANNEX A

BANK OF AMERICA CORPORATION

The names, business addresses and present principal occupations of the directors and executive officers of Bank of America Corporation are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.
Name	Present Principal Occupation or Employment and Business Address
Directors:
John R. Belk	President-Finance, Systems and Operations Belk, Inc. 2801 West Tyvola Road Charlotte, NC 28217-4500
Charles W. Coker	Chairman Sonoco Products Company P.O. Box 160 Hartsville, SC 29551-0160 Street Address: North Second Street Hartsville, SC 29550
Frank Dowd, IV	Chairman and CEO Charlotte Pipe and Foundry Company P.O. Box 35430 Charlotte, NC 28235 Street Address: 2109 Randolph Road Charlotte, NC 28207
Dr. Kathleen F. Feldstein	President Economics Studies, Inc. 147 Clifton Street Belmont, MA 02478
Paul Fulton	Chairman Bassett Furniture Industries, Inc. 380 Knollwood Street, Suite 610 Winston-Salem, NC 27103
Donald E. Guinn	Chairman Emeritus Pacific Telesis Group 130 Kearny Street, Suite 3200 San Francisco, CA 94108-4887
James H. Hance, Jr.	Vice Chairman and CFO Bank of America Corporation 100 North Tryon Street NC1-007-58-03 Charlotte, NC 28255
Kenneth D. Lewis	Chairman, President and CEO Bank of America Corporation 100 North Tryon Street NC1-007-58-01 Charlotte, NC 28255
Dr. Walter E. Massey	President Morehouse College Office of the President 830 Westview Drive, SW Atlanta, GA 30314
C. Steven McMillan	Chairman, President and CEO Sara Lee Corporation Three First National Plaza 70 West Madison Street Chicago, IL 60602-4260
Patricia E. Mitchell	President and CEO Public Broadcasting Service 1320 Braddock Place Alexandria, VA 22314
O. Temple Sloan, Jr.	Chairman and CEO General Parts, Inc. P.O. Box 26006 Raleigh, NC 27611 Street Address: 2635 Millbrook Road Raleigh, NC 27604
Meredith R. Spangler	Trustee and Board Member 668 Hempstead Place Charlotte, NC 28207-2320
Ronald Townsend	Communications Consultant Gannett Television C/o WTLV-TV12 1070 East Adams Street Jacksonville, FL 32202
Jackie M. Ward	Outside Managing Director Intec Telecom Systems PLC Building G, Fourth Floor 5775 Peachtree-Dunwoody Road Atlanta, GA 30342
Virgil R. Williams	Chairman and CEO Williams Group International, Inc. 2075 West Park Place Stone Mountain, GA 30087
Executive Officers:
Kenneth D. Lewis	Chairman, President and CEO
James H. Hance, Jr.	Vice Chairman and CFO
Amy Woods Brinkley	Chief Risk Officer
Edward J. Brown III	President, Global Corporate & Investment Banking
Richard M. DeMartini	President, Asset Management
Barbara J. Desoer	President, Consumer Products
R. Eugene Taylor	President, Consumer & Commercial Banking

ANNEX B

NB HOLDINGS CORPORATION

The names, business addresses and present principal occupations of the directors and executive officers of NB Holdings Corporation are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for NB Holdings Corporation is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.
Name	Present Principal Occupation or Employment and Business Address
Directors:
Amy Woods Brinkley	Chief Risk Officer
James H. Hance, Jr.	Vice Chairman and CFO Bank of America Corporation
Kenneth D. Lewis	Chairman, President and CEO Bank of America Corporation
Executive Officers:
Kenneth D. Lewis	Chairman, President and CEO
James H. Hance, Jr.	Vice Chairman and CFO
Amy Woods Brinkley	Chief Risk Officer
Marc D. Oken	Executive Vice President and Chief Accounting Officer
Neil A. Cotty	Senior Vice President
Ann P. West	Senior Vice President
Susan C. Carr	Senior Vice President
Charles F. Bowman	Senior Vice President
Rachel R. Cummings	Senior Vice President
Josette Castagne-Kwok	Senior Vice President - Tax
Gregory S. Mroz	Senior Vice President - Tax
David R. Smith	Senior Vice President - Tax
Gary S. Williams	Senior Vice President - Tax
Susan M. Lum	Vice President - Tax
Janet G. Locke	Vice President
Terry E. Perucca	Managing Director
Alvaro G. deMolina	Treasurer and Senior Vice President

ANNEX C

BANK OF AMERICA, N.A.

The names, business addresses and present principal occupations of the directors and executive officers of Bank of America, N.A. are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for Bank of America, N.A. is 101 South Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.
Name	Present Principal Occupation or Employment and Business Address
Directors:
Amy Woods Brinkley	Chief Risk Officer
Edward J. Brown III	President, Global Corporate & Investment Banking Bank of America Corporation
Barbara J. Desoer	President, Consumer Products Bank of America Corporation
James H. Hance, Jr.	Vice President and CFO Bank of America Corporation
Kenneth D. Lewis	Chairman, President and CEO Bank of America Corporation
R. Eugene Taylor	President, Consumer & Commercial Banking Bank of America Corporation
Executive Officers:
Kenneth D. Lewis	Chairman, President and CEO
James H. Hance, Jr.	Vice Chairman
Amy Woods Brinkley	Chief Risk Officer
Edward J. Brown III	President, Global Corporate & Investment Banking
Richard M. DeMartini	President, Asset Management
Barbara J. Desoer	President, Consumer Products
R. Eugene Taylor	President, Consumer & Commercial Banking

ANNEX D

BANA (#1) LLC

The names, business addresses and present principal occupations of the directors and executive officers of BANA (#1) LLC are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for BANA (#1) LLC is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment and Business Address
Directors*:
None
Executive Officers*:
None
*Bank of America, N.A. is the sole member & manager of BANA (#1) LLC - Refer to Annex C

ANNEX E

BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

The names, business addresses and present principal occupations of the directors and executive officers of Banc of America Strategic Solutions, Inc. are set forth below. If no business address is provided, the director's or executive officer's principal place of business is Bank of America Corporation and business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for Banc of America Strategic Solutions, Inc. is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.
Name	Present Principal Occupation or Name Employment and Business Address
Directors:
Mary J. Cahillane	Managing Director; Operational Risk Executive Bank of America Corporation
Susan C. Carr	Senior Vice President and Deputy Treasurer Bank of America Corporation
Alvaro G. DeMolina	Senior Vice President; Treasurer Bank of America Corporation
Helen B. Eggers	Senior Vice President; Risk Management Executive Bank of America Corporation
Frank R. Forrest, Jr.	Senior Vice President; Risk Management Executive Bank of America Corporation
Kris A. Gagnon	Commercial Special Assets Executive Bank of America Corporation
Helga Houston	Senior Vice President; Risk Management Executive Bank of America Corporation
John E. Mack	Board Member 127 N. Tryon Street Charlotte, NC 28282
J. Chandler Martin	Managing Director; Risk Management Executive Bank of America Corporation
Marc D. Oken	Executive Vice President; Principal Financial Executive Bank of America Corporation
Rod C. Woodard	Senior Vice President; Commercial Special Assets Executive Bank of America Corporation
Executive Officers:
Kris A. Gagnon	President, Chairman of the Board
Rod C. Woodard	Senior Vice President; Managing Director
Mary J. Cahillane	Senior Vice President
Susan C. Carr	Senior Vice President; Treasurer
Lucille E. Reymann	Senior Vice President
Josette Castagne-Kwok	Senior Vice President - Tax
Gregory S. Mroz	Senior Vice President - Tax
David R. Smith	Senior Vice President - Tax
Gary S. Williams	Senior Vice President - Tax
Scott T. Hitchens	Vice President
Phyllis P. Nash	Vice President
Susan M. Lum	Vice President - Tax
Leslie J. Fitzpatrick	CFO

PILLOWTEX CORPORATION

WARRANT CERTIFICATE

THE WARRANTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE WARRANT AGREEMENT (AS HEREINAFTER DEFINED), A COPY OF WHICH WILL BE MADE AVAILABLE BY THE ISSUER UPON REQUEST. THE TRANSFER OR EXCHANGE OF THESE WARRANTS MUST BE REGISTERED IN ACCORDANCE WITH THE WARRANT AGREEMENT.

NO. ___________ WARRANTS _______________

VOID AFTER 5:00 P.M. NEW YORK CITY TIME
ON November , 2009

THIS CERTIFIES THAT for value received, , or its registered assigns (the "Holder"), is the owner of the number of Warrants set forth above that initially entitle it to purchase from Pillowtex Corporation, a Delaware corporation (the "Company"), at any time and from time to time on or prior to 5:00 p.m. New York City time on November , 2009 (the "Expiration Date"), a like number of fully paid and nonassessable shares of the common stock, par value $0.01 per share, of the Company (the "Common Stock") at an initial purchase price of $28.99 per share (the "Warrant Price"), subject to adjustment as provided in the Warrant Agreement. The shares of Common Stock purchasable upon exercise of the Warrants are hereinafter referred to as the "Warrant Shares." Subject to the terms and conditions of the Warrant Agreement, the Warrants may be exercised by surrendering to the Warrant Agent (as defined below) this Warrant Certificate, with the Form of Exercise Notice or the Form of Cashless Exercise Notice, as the case may be, on the reverse side hereof duly executed, together with (if exercised pursuant to Section 3.1(a) of the Warrant Agreement) cash, a certified or bank cashier's check payable to the order of the Company, or a wire transfer to an account designated by the Company, in each case in an amount of lawful currency of the United States of America equal to the product of (a) the number of Warrant Shares purchasable upon the exercise of the Warrants designated for exercise in the Form of Exercise Notice and (b) the Warrant Price.

The number and kind of Warrant Shares that may be purchased upon exercise of the Warrants evidenced by this Warrant Certificate are the number as of the date of the original issue of such Warrants, based on the shares of Common Stock of the Company as constituted at such date. As provided in the Warrant Agreement, the Warrant Price and the number and kind of Warrant Shares purchasable upon exercise of the Warrants are subject to adjustment.

This Warrant Certificate and the Warrants it represents are subject to, and entitled to the benefits of, all of the terms, provisions and conditions of the Warrant Agreement, dated as of May , 2002 (the "Warrant Agreement"), by and between the Company and Mellon Investor Services LLC, a New Jersey limited liability company, as warrant agent (the "Warrant Agent"), which Warrant Agreement is hereby incorporated herein by reference and made a part hereof and to which Warrant Agreement reference is hereby made for a full description of the rights, limitation of rights, obligations and duties hereunder of the Company and the Holder. A copy of the Warrant Agreement will be made available to the Holder by the Company upon request of the Holder.

Subject to the provisions set forth in the Warrant Agreement or in this Certificate, this Warrant Certificate, with or without other Warrant Certificates, may be transferred, split up, combined or exchanged for another Warrant Certificate or Warrant Certificates, entitling the Holder to purchase a like aggregate number of Warrant Shares as the Warrant Certificate or Warrant Certificates surrendered entitled such Holder (or former Holder in the case of a transfer) to purchase, upon presentation and surrender hereof at the office of the Warrant Agent designated for such purpose, with the Form of Assignment (if appropriate) and the related Certificate duly and properly executed.

The Company will not be required to issue fractional Warrant Shares or other fractional interests in securities upon the exercise of any Warrants evidenced by this Warrant Certificate, but in lieu thereof a cash payment will be made, as provided in the Warrant Agreement.

Nothing contained in the Warrant Agreement or in this Warrant Certificate will be construed as conferring upon the holder of this Warrant Certificate the right to vote, or to receive dividends, or to consent or (except as provided in the Warrant Agreement) to receive notice in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as a stockholder of the Company.

This Warrant Certificate will not be valid or obligatory for any purpose until it has been countersigned by the Warrant Agent.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be executed by its corporate officers duly authorized.

Attest: PILLOWTEX CORPORATION

By:
Name: Name:
Title:

Dated: __________, 2002

Countersigned:

MELLON INVESTOR SERVICES LLC,
as Warrant Agent

By:
Name:
Title:

Form of Reverse Side of Warrant Certificate

FORM OF ASSIGNMENT

(To be Executed if the Holder Desires to Transfer Warrants)

FOR VALUE RECEIVED, __________________________________________ hereby sells, assigns, and transfers unto

(Please print name, address and SSN/Tax ID# of transferee)

the right to purchase ________ Warrants represented by this Warrant Certificate, together with all right, title, and interest therein, and does hereby irrevocably constitute and appoint attorney-in-fact, to transfer such Warrants on the books of the within named Company, with full power of substitution.

Dated: ______________, ______

Signature

Signature Guaranteed:

FORM OF EXERCISE NOTICE

(To be Executed if the Holder Desires to Exercise Warrants
Pursuant to Section 3.1(a) of the Warrant Agreement)

TO: PILLOWTEX CORPORATION

1. The undersigned hereby irrevocably elects pursuant to Section 3.1(a) of the Warrant Agreement to exercise __________ Warrants evidenced by this Warrant Certificate to purchase the Warrant Shares issuable upon the exercise of such Warrants and requests that such Warrant Shares be issued in the name of:

Name:
Address:

SSN/Tax Id#:

2. If such number of Warrants is not all the Warrants evidenced by this Warrant Certificate, a new Warrant Certificate for the balance remaining of such Warrants should be registered in the name of and delivered to:

Name:
Address:

SSN/Tax Id#:

3. If there is any cash to be distributed in lieu of the issuance of fractional shares, the cash should be paid to the order of and delivered to:

Name:
Address:

SSN/Tax Id#:

Dated: _______________, _____

Signature

Signature Guaranteed:

FORM OF CASHLESS EXERCISE NOTICE

(To be Executed if the Holder Desires to Exercise Warrants
Pursuant to Section 3.1(b) of the Warrant Agreement)

TO: PILLOWTEX CORPORATION

1. The undersigned hereby irrevocably submits for exercise, pursuant to Section 3.1(b) of the Warrant Agreement, __________ Warrants evidenced by this Warrant Certificate to purchase a number of Warrant Shares to be determined using the formula set forth in Section 3.1(b) of the Warrant Agreement, and requests that such Warrant Shares be issued in the name of:

Name:
Address:

SSN/Tax Id#:

2. If such number of Warrants is not all the Warrants evidenced by this Warrant Certificate, a new Warrant Certificate for the balance remaining of such Warrants should be registered in the name of and delivered to:

Name:
Address:

SSN/Tax Id#:

3. If there is any cash to be distributed in lieu of the issuance of fractional shares, the cash should be paid to the order of and delivered to:

Name:
Address:

SSN/Tax Id#:

Dated: _______________, _____

Signature

Signature Guaranteed:

NOTICE

Signatures on the foregoing Form of Assignment, Form of Cashless Exercise Notice and Form of Exercise Notice and in the related Warrant Certificates must correspond to the name as written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

Signatures must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

WARRANT AGREEMENT

This WARRANT AGREEMENT, dated as of May 24, 2002 (this "Agreement"), is made and entered into by and between Pillowtex Corporation, a Delaware corporation (the "Company"), and Mellon Investor Services LLC, a New Jersey limited liability company, as warrant agent (the "Warrant Agent").

RECITALS:

A. The Second Amended Joint Plan of Reorganization of Pillowtex Corporation and its Debtor Subsidiaries (the "Plan") was confirmed by the United States Bankruptcy Court in the District of Delaware on May 1, 2002.

B. The Plan provides for the execution and delivery of this Agreement by the Company.

C. The Company desires to issue the Warrants (as defined below) on the terms and subject to the conditions herein set forth.

NOW, THEREFORE, in consideration of the mutual covenants herein set forth, the parties hereto hereby agree as follows:

    Issuance of Warrants; Form of Warrants.

      Issuance of Warrants. On the terms and subject to the conditions set forth in the Plan, the Company will issue and deliver an aggregate of 3,529,412 (subject to increase as a result of the application of the rounding provisions set forth in the Plan) warrants (the "Warrants"). Each Warrant will initially represent the right to purchase one share of New Common Stock (as defined in Section 4.1(g) below). The purchase price per Warrant Share (as defined below) payable upon the exercise of a Warrant (the "Warrant Price") will initially be $28.99. The shares of New Common Stock purchasable upon exercise of the Warrants are hereinafter referred to as the "Warrant Shares." The Warrant Price and the number and kind of Warrant Shares purchasable upon exercise of the Warrants are subject to adjustment pursuant to the provisions of Section 4 hereto.

      Form of Warrants. Each Warrant, including without limitation any Warrants that may be issued upon partial exercise, replacement or transfer of Warrants, will be evidenced by, and subject to the terms of, a Warrant certificate, which will include the Form of Exercise Notice, Form of Cashless Exercise Notice and Form of Assignment to be printed on the reverse thereof, in substantially the form attached hereto as Exhibit A (a "Warrant Certificate"), with such changes, marks of identification or designation and legends, summaries or endorsements printed thereon as the Company may deem appropriate but which do not change the rights, duties or obligations of the Warrant Agent hereunder, and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto.

      Countersignature of Warrants. The Warrant Certificates will be executed on behalf of the Company by the manual or facsimile signature of its Chairman of the Board, Chief Executive Officer, President or any Vice President, and attested by its Secretary or Treasurer or any Assistant Secretary. The Warrant Certificates will be countersigned by the Warrant Agent and will not be valid for any purpose unless so countersigned. In case any officer of the Company who has signed any of the Warrant Certificates ceases to be an officer of the Company before countersignature by the Warrant Agent and issuance and delivery by the Company, the Warrant Certificates, nevertheless, may be countersigned by the Warrant Agent and issued and delivered by the Company with the same force and effect as though the person who signed the Warrant Certificates had not ceased to be an officer of the Company.

      Registration of Warrants. The Warrant Agent is hereby authorized and instructed to keep or cause to be kept, at the office of the Warrant Agent designated for such purpose, books for registration and transfer of the Warrant Certificates issued hereunder. The books will show the names and addresses of the respective holders of the Warrant Certificates, the number of Warrants evidenced on its face by each of the Warrant Certificates and the date of each of the Warrant Certificates. The Company and the Warrant Agent will be entitled to treat the registered holder of any Warrant Certificate (the "Holder") as the sole owner of the Warrants represented by the Warrant Certificate for all purposes and will not be bound to recognize any equitable or other claim or interest in such Warrants on the part of any other person or entity. Neither the Company nor the Warrant Agent will be liable or responsible for any registration or transfer of any Warrants that are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary.

    Transfer and Exchange of Warrants.

      Transfer and Exchange. Any Warrant Certificate may be transferred, split up, combined or exchanged for another Warrant Certificate or Warrant Certificates entitling the Holder thereof to purchase a like aggregate number of Warrant Shares as the Warrant Certificate or Warrant Certificates surrendered then entitled such Holder (or former Holder in the case of a transfer) to purchase. Any Holder desiring to transfer, split up, combine or exchange any Warrant Certificate must make a request in writing and deliver it to the Warrant Agent, and must surrender the Warrant Certificate or Warrant Certificates to be transferred, split up, combined or exchanged, with the Form of Assignment duly and properly executed by the Holder thereof, at the office of the Warrant Agent designated for such purpose. Thereupon, or as promptly as practicable thereafter, the Company will prepare, execute and deliver to the Warrant Agent, and the Warrant Agent will countersign and deliver, a Warrant Certificate or Warrant Certificates, as the case may be, as so requested. Neither the Company nor the Warrant Agent will be required to issue or deliver any Warrant Certificates in connection with any transfer, split up, combination or exchange of Warrants or Warrant Certificates unless and until the person or persons or entity requesting the issuance or delivery thereof has paid to the Warrant Agent the amount of any tax or other governmental charge that may be payable in connection with such transfer, split up, combination or exchange or has established to the reasonable satisfaction of the Warrant Agent that any tax or other governmental charge has been paid in full. Holders will not be required to pay any other charge in connection with the transfer, split up, combination or exchange of Warrants or Warrant Certificates.

      Lost, Stolen and Mutilated Warrant Certificates. Upon (a) receipt by the Company and the Warrant Agent of (i) evidence satisfactory to the Company and the Warrant Agent of the loss, theft, mutilation or destruction of a Warrant Certificate and (ii) security or indemnity as may be reasonably satisfactory to the Company or the Warrant Agent, and (b) surrender to the Warrant Agent and cancellation of the Warrant Certificate if mutilated, the Company will prepare, execute and deliver a new Warrant Certificate of like tenor to the Warrant Agent and the Warrant Agent will countersign and deliver the new Warrant Certificate to the Holder in lieu of the Warrant Certificate so lost, stolen, mutilated or destroyed.

      Payment of Taxes. The Company will pay all documentary or stamp taxes, if any, attributable to the initial issuance and transfer of the Warrants pursuant to the first sentence of Section 1.1 and the initial issuance of the Warrant Shares upon the exercise of Warrants; provided, however, the Company's obligations in this regard will in all events be conditioned upon the Holder cooperating with the Company and the Warrant Agent in any reasonable arrangement designed to minimize or eliminate any such taxes. Neither the Company nor the Warrant Agent will be required to pay any tax or other governmental charge that may be payable in connection with any transfer, split up, combination or exchange of Warrants or Warrant Certificates.

      Cancellation and Destruction of Warrant Certificates. All Warrant Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange will, if surrendered to the Company, be delivered to the Warrant Agent for cancellation or in canceled form, or, if surrendered to the Warrant Agent, will be canceled by the Warrant Agent, and no Warrant Certificates will be issued in lieu thereof except as expressly permitted by this Agreement. The Company will deliver to the Warrant Agent for cancellation and retirement, and the Warrant Agent will so cancel and retire, any other Warrant Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Warrant Agent will destroy such canceled and retired Warrant Certificates upon written instruction of the Company.

    Exercise of Warrants.

      Exercise of Warrants. Warrants may be exercised by the Holder thereof, in whole or in part, at any time and from time to time after the date hereof and prior to 5:00 p.m., New York City time, on November 24, 2009 (the "Expiration Date") by delivering to the Warrant Agent, at its office designated for such purpose, the following:

          the Warrant Certificate or Warrant Certificates representing the Warrants to be exercised, with the Form of Exercise Notice duly and properly executed by the Holder thereof; and

          cash, a certified or bank cashier's check payable to the order of the Company, or a wire transfer to an account designated by the Company, in each case, in an amount equal to the product of (A) the number of Warrant Shares purchasable upon the exercise of the Warrants designated for exercise in the Form of Exercise Notice and (B) the Warrant Price.

        In lieu of exercising Warrants pursuant to Section 3.1(a) hereof, the Holder may elect to exercise the Warrants by delivering to the Warrant Agent, at its office designated for such purpose, the Warrant Certificate or Warrant Certificates representing the Warrants to be exercised, with the Form of Cashless Exercise Notice duly and properly executed by the Holder thereof, indicating thereon the number of Warrants being submitted for exercise. In such event, the Warrant Agent will promptly notify the Company in writing of such election and the details thereof, and the number of Warrant Shares to be issued on such exercise will be determined by the Warrant Agent using the following formula:

      X = ((O x Y)(C-B)) / ((C x O) + (B x Y))

      where,
      X is the number of Warrant Shares to be issued to the Holder upon such exercise;
      Y is the number of Warrants being submitted for exercise;
      B is the Warrant Price (as adjusted to the date of such calculation);
      C is the Current Market Price of one share of New Common Stock (at the date of such calculation); and
      O is the number of shares of New Common Stock outstanding (as of the date of such calculation).

      The Warrant Agent will promptly submit to the Company for approval the details of such calculation, and will not issue any Warrant Shares to the Holder thereof pursuant to this Section 3.1(b) until it receives written approval of the Company that such calculation is accurate, which approval shall not be unreasonably withheld or delayed, and the Warrant Agent may rely conclusively on such approval.

      Mechanics of Issuance of Warrant Shares. As promptly as practicable after an exercise of Warrants in accordance with Section 3.1, and in any event within 10 Business Days (as defined below) after such exercise, the Warrant Agent will (i) requisition from any transfer agent for the New Common Stock certificates representing the number of Warrant Shares to be purchased (and the Company hereby irrevocably authorizes and directs its transfer agent to comply with all such requests), (ii) after receipt of the New Common Stock certificates, cause the certificates to be delivered in accordance with the instructions set forth in the Form of Exercise Notice or the Form of Cashless Exercise Notice, as the case may be, to or upon the Holder exercising the Warrants, registered in the name or names designated by the Holder, (iii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of the issuance of fractional Warrant Shares in accordance with the provisions of Section 5 hereof, and (iv) when appropriate, after receipt of the cash referred to in clause (iii) of this subsection, deliver the cash in accordance with the instructions set forth in the Form of Exercise Notice or the Form of Cashless Exercise Notice, as the case may be, to or upon the order of the Holder exercising the Warrants; provided, however, that, if shares of New Common Stock are uncertificated, the Warrant Agent will take such other actions as are appropriate for uncertificated shares to effect the intent of clauses (i) and (ii) of this subsection.

        If the number of Warrants represented by a Warrant Certificate are not exercised in full, the Company will prepare, execute and deliver to the Warrant Agent a new Warrant Certificate evidencing the unexercised number of Warrants and the Warrant Agent will countersign and deliver the new Warrant Certificate to or upon the order of the Holder exercising the Warrants, registered in the name or names designated by the Holder.

        The Company will take all such action as may be necessary to ensure that all Warrant Shares delivered upon exercise of Warrants, at the time of delivery of the certificates for such Warrant Shares, will (subject to payment of the Warrant Price) be duly and validly authorized and issued, fully paid and nonassessable and, if shares of New Common Stock are then listed on any national securities exchange (as defined in the Securities Exchange Act of 1934) or qualified for quotation on The Nasdaq Stock Market, Inc., will be duly listed or qualified for quotation thereon, as the case may be.

        In the event that the Company is obligated to pay cash in lieu of fractional Warrant Shares pursuant to Section 5 in connection with any exercise of Warrants, the Company will make all arrangements necessary so that cash is available for distribution by the Warrant Agent, if and when appropriate.

        The Company will pay all expenses, taxes and other charges payable in connection with the preparation, issuance and delivery of certificates representing Warrant Shares or Warrant Certificates representing unexercised Warrants in connection with any exercise of Warrants in accordance with Section 3.1 hereof, except that, if any certificates representing Warrant Shares or any Warrant Certificates are to be registered in a name or names other than the Holder at the time of any exercise of Warrants, the Holder will deliver at the time of exercise or promptly upon receipt of a written request of the Company funds sufficient to pay all transfer or similar taxes payable as a result of the transfer. In connection with any exercise of Warrants in accordance with Section 3.1 hereof, the Warrants will be deemed to have been exercised, any Warrant Shares issued on account thereof will be deemed to have been issued, any Warrant Certificate issued in respect of unexercised Warrant in connection therewith will be deemed to have been issued and the person or entity in whose name any such Warrant Shares or Warrant Certificate is issued will be deemed for all purposes to have become a holder of record of such Warrant Shares or the Warrants represented by such Warrant Certificate as of the date of the exercise.

      Certain Definitions. For purposes of this Agreement, (a) the term "Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close and (b) the term "Trading Day" means any day on which shares of New Common Stock are traded on the principal national securities exchange on which the shares of New Common Stock are listed or admitted to trading or, if shares of New Common Stock are not so listed or admitted to trading, on the over-the-counter market.

    Adjustments of Warrant Price and Warrant Shares. The Warrant Price and the number and kind of Warrant Shares purchasable upon exercise of the Warrants will be subject to adjustment from time to time upon the occurrence of certain events as provided in this Section 4.

      Adjustments. The Warrant Price and the number and kind of Warrant Shares purchasable upon exercise of a Warrant will be subject to adjustment as follows:

        Subject to Section 4.1(e), if the Company (i) pays a dividend or otherwise distributes to holders of its capital stock (whether New Common Stock or capital stock of any other class), (ii) subdivides its outstanding shares of New Common Stock into a greater number of shares of New Common Stock, (iii) combines its outstanding shares of New Common Stock into a smaller number of shares of New Common Stock, or (iv) issues any shares of its capital stock in a reclassification of its outstanding shares of New Common Stock (including any reclassification in connection with a consolidation, merger or other business combination transaction in which the Company is the continuing or surviving corporation), then the number and kind of Warrant Shares purchasable upon exercise of each Warrant immediately prior thereto will be adjusted so that the Holder of each Warrant will be entitled to receive (A) in the case of a dividend or distribution, the sum of (1) the number of Warrant Shares that, if the Warrant had been exercised immediately prior to the record date for determining the right to receive such dividend or distribution, the Holder would have received upon exercise and (2) the number and kind of additional shares of capital stock that the Holder would have been entitled to receive as a result of such dividend or distribution by virtue of its ownership of such Warrant Shares, (B) in the case of a subdivision or combination, the number of Warrant Shares that, if the Warrant had been exercised immediately prior to such subdivision or combination, the Holder would have received upon exercise, adjusted to give effect to the subdivision or combination as if such Warrant Shares had been subject thereto, or (C) in the case of an issuance in a reclassification, the sum of (1) the number of Warrant Shares that, if the Warrant had been exercised immediately prior to such reclassification, the Holder would have received upon exercise and retained after giving effect to the reclassification as if such Warrants Shares had been subject thereto and (2) the number and kind of additional shares of capital stock that the Holder would have been entitled to receive as a result of the reclassification as if such Warrant Shares had been subject thereto. An adjustment made pursuant to this paragraph (a), in the case of a dividend or distribution, will be made whenever the dividend or distribution is made and in the case of a subdivision, combination or reclassification, will be made and become effective whenever the subdivision, combination or reclassification becomes effective.

        Subject to Section 4.1(e), if the Company issues rights, options or warrants to holders of the outstanding shares of New Common Stock entitling the holders of the rights, options or warrants to subscribe for or purchase shares of New Common Stock at a price per share that is lower on the record date mentioned below than both the Current Market Price (as hereinafter defined) per share of New Common Stock and the Warrant Price on such record date, then the number of Warrant Shares purchasable upon the exercise of each Warrant will be adjusted to the number that results from multiplying the number of Warrant Shares purchasable upon exercise of each Warrant immediately prior to such adjustment by a fraction (not to be less than one), the numerator of which will be the number of shares of New Common Stock outstanding on such record date plus the number of additional shares of New Common Stock offered by such rights, options or warrants for subscription or purchase and the denominator of which will be the number of shares of New Common Stock outstanding on such record date plus the number of shares of New Common Stock which the aggregate subscription or purchase price of the total number of shares of New Common Stock so offered would purchase at the Current Market Price per share of New Common Stock on such record date. The adjustment will be made and become effective whenever such rights, options or warrants are issued. In case the subscription or purchase price may be paid in a consideration part or all of which is in a form other than cash, the fair value of that consideration will be as determined by the Board of Directors of the Company, whose determination will be conclusive if based on the financial advice of a nationally recognized investment banking firm. Except as provided in Section 4.1(h), no further adjustments of the number of Warrant Shares will be made upon the actual issuance of shares of New Common Stock upon exercise of such rights, options or warrants.

        Subject to Section 4.1(e), if the Company issues shares of New Common Stock or securities convertible into or exchangeable for shares of New Common Stock or rights, options or warrants entitling the holders of such rights, options or warrants to subscribe for or purchase shares of New Common Stock (excluding shares of New Common Stock, convertible or exchangeable securities or rights, options or warrants issued in any of the transactions described in paragraph (a) or (b) of this Section 4.1) for a purchase price per share of New Common Stock, for a conversion or exchange price per share of New Common Stock initially deliverable upon conversion or exchange of such securities, or for a subscription or purchase price per share of New Common Stock initially deliverable upon exercise of such rights, options or warrants, that is less than both the Current Market Price per share of New Common Stock and the Warrant Price on the date the purchase, conversion, exchange or subscription price of such additional shares of New Common Stock are first fixed, then the number of Warrant Shares thereafter purchasable upon the exercise of each Warrant will be adjusted to the number that results from multiplying the number of Warrant Shares purchasable upon exercise of each Warrant immediately prior to the adjustment by a fraction (not to be less than one), the numerator of which will be the number of shares of New Common Stock outstanding on such date plus the number of additional shares of New Common Stock so issued or issuable upon the conversion, exchange or exercise, and the denominator of which will be the number of shares of New Common Stock outstanding on such date plus the number of shares of New Common Stock which the aggregate purchase, conversion, exchange or subscription price received or receivable by the Company for the additional shares of New Common Stock would purchase at the Current Market Price per share of New Common Stock on such date. The adjustment will be made and become effective whenever the shares of New Common Stock or convertible or exchangeable securities are issued. In case the purchase, conversion, exchange or subscription price may be paid in a consideration part or all of which is in a form other than cash, the fair value of that consideration will be as determined by the Board of Directors of the Company, whose determination will be conclusive if based on the financial advice of a nationally recognized investment banking firm. Except as provided in Section 4.1(h), no further adjustment will be made upon the actual issue of shares of New Common Stock upon conversion or exchange of the securities convertible into or exchangeable for shares of New Common Stock or upon exercise of rights, options or warrants entitling the holders of such rights, options or warrants to subscribe for or purchase shares of New Common Stock.

        For purposes of this Agreement, the "Current Market Price" per share of New Common Stock on any date will be the average of the daily closing prices for 20 consecutive Trading Days commencing 30 Trading Days before the date of such computation; provided, however, that in the event that the Current Market Price per share of New Common Stock is determined during a period following the announcement of (i) a dividend or distribution on New Common Stock payable in shares of New Common Stock or securities convertible into or exchangeable for shares of New Common Stock or (ii) any subdivision, combination or reclassification of shares of New Common Stock, and prior to the expiration of 30 Trading Days after the ex-dividend date of such dividend or distribution, or the effective date for such subdivision, combination or reclassification, then, and in each such case, the Current Market Price per share will be appropriately adjusted to take into account ex-dividend trading or to reflect the Current Market Price per share per New Common Stock equivalent. The closing price for each day (the "Closing Price") will be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which shares of New Common Stock are listed or admitted to trading or, if shares of New Common Stock are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by The Nasdaq Stock Market, Inc. or such other system then in use, or, if on any such date shares of New Common Stock are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in shares of New Common Stock selected by the Board of Directors of the Company. If the New Common Stock is not publicly held or not so listed or traded, or are not the subject of available bid and asked quotes, "Current Market Price" per share will mean the fair value per share as determined in good faith by the Board of Directors of the Company.

        No adjustment in the number of Warrant Shares purchasable upon the exercise of a Warrant will be required unless such adjustment would require an increase or decrease in the number of Warrant Shares purchasable upon the hypothetical exercise of a Warrant of at least 1%; provided, however, that any adjustments which by reason of this paragraph (e) are not required to be made currently will be carried forward and made at the time and together with the next subsequent adjustment which, together with any adjustments so carried forward, would require an increase or decrease in the number of Warrant Shares purchasable upon the hypothetical exercise of a Warrant of 1% or more. All calculations with respect to the number of Warrant Shares will be made to the nearest one-thousandth of a share and all calculations with respect to the Warrant Price will be to the nearest whole cent. No adjustment in the number of Warrant Shares purchasable upon the exercise of a Warrant will be made under clause (i) of paragraph (a) of this Section 4.1 or paragraph (b) or (c) of this Section 4.1 if the Company issues or distributes to each Holder the shares, rights, options, warrants, convertible or exchangeable securities or other securities referred to in the applicable paragraph that such Holder would have been entitled to receive had the Warrants been exercised prior to the happening of such event or the record date with respect thereto (provided that, in any case in which the Holder would have been so entitled to receive a fractional interest in any such securities or assets, the Company may distribute to the Holder in lieu of a fractional interest cash in an amount equal to the fair value of the fractional interest as determined in good faith by the Board of Directors of the Company). No adjustment in the number of Warrant Shares purchasable upon the exercise of a Warrant will be made on account of: (1) any issuance of shares of New Common Stock, or of options, rights or warrants to purchase, or securities convertible into or exchangeable for, shares of New Common Stock, pursuant to the Plan, (2) any issuance of shares of New Common Stock upon the exercise of options, rights or warrants or upon the conversion or exchange of convertible or exchangeable securities, in either case, issued pursuant to the Plan or outstanding as of the date hereof, (3) any issuance of shares of New Common Stock, or of options, rights or warrants, or of other securities, pursuant to a share purchase rights plan or any similar plan adopted by the Board of Directors of the Company, (4) any issuance of shares of New Common Stock, or of options, rights or warrants to purchase, or securities convertible into or exchangeable for, shares of New Common Stock, in accordance with any plan for the benefit of the employees or directors of the Company existing as of the date hereof or contemplated by the Plan or any other plan adopted by the directors of the Company for the benefit of the employees or Directors of the Company or any of its subsidiaries, (5) any issuance of shares of New Common Stock in connection with a Company-sponsored plan for reinvestment of dividends or interest, (6) any issuance of shares of New Common Stock, securities convertible into or exchangeable for shares of New Common Stock or rights, options or warrants entitling the holders of such rights, options or warrants to subscribe for or purchase shares of New Common Stock pursuant to an underwritten public offering, in the case of an issuance of shares of New Common Stock, for a price per share of New Common Stock or, in the case of an issuance of convertible or exchangeable securities or rights, warrants or options involving a conversion or exchange price per share of New Common Stock initially deliverable upon conversion or exchange of such convertible or exchangeable securities or a subscription or purchase price per share of New Common Stock initially deliverable upon exercise of such rights, options or warrants, as applicable, that is equal to or greater than 95% of the Closing Price per share of New Common Stock on the date the offering, conversion, exchange subscription or purchase price of such additional shares of New Common Stock is first fixed, or (7) any issuance of shares of New Common Stock or other securities to the owners of any entity that is acquired by the Company in an arms length transaction approved by the Board of Directors of the Company. No adjustment in the number of Warrant Shares will be made for a change in the par value of the shares of New Common Stock.

        Whenever the number of Warrant Shares purchasable upon the exercise of each Warrant is adjusted as herein provided, the Warrant Price will be adjusted by multiplying the Warrant Price in effect immediately prior to the adjustment by a fraction, the numerator of which will be the number of Warrant Shares purchasable upon the exercise of each Warrant immediately prior to the adjustment, and the denominator of which will be the number of Warrant Shares so purchasable immediately thereafter.

        For the purpose of this Agreement, the term "New Common Stock" means (i) the class of shares designated as the common stock of the Company as of the date of this Agreement, (ii) all shares of any class or classes (however designated) of the Company, now or hereafter authorized, the holders of which have the right, without limitation as to amount, either to all or to a part of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference, and the holders of which are ordinarily entitled to vote generally in the election of directors of the Company, or (iii) any other class of shares resulting from successive changes or reclassifications of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to Section 4.1(a), the Warrants become exercisable to purchase Warrant Shares other than shares of New Common Stock, thereafter the number of such other shares so purchasable upon exercise of each Warrant and the Warrant Price payable in respect of such other shares upon the exercise of each Warrant will be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares and the Warrant Price contained in this Section 4.1.

        Upon the expiration of any rights, options, warrants or conversion or exchange privileges, if any thereof have not been exercised, the Warrant Price and the number of Warrant Shares purchasable upon the exercise of each Warrant will, upon expiration, be readjusted and will thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) as if (i) the only shares of New Common Stock so issued were the shares of New Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion or exchange privileges and (ii) such shares of New Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise, conversion or exchange plus the aggregate consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion or exchange privileges whether or not exercised; provided, however, that no such readjustment will have the effect of increasing the Warrant Price or decreasing the number of Warrant Shares purchasable upon the exercise of each Warrant by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale, or grant of such rights, options, warrants or conversion or exchange privileges.

      Voluntary Adjustment. Subject to the approval of the majority of the outstanding voting stock of the Company, the Company may at any time prior to the Expiration Date reduce the then current Warrant Price to any amount deemed appropriate by the Board of Directors.

      Notice of Adjustment. Whenever the Warrant Price or the number or kind of Warrant Shares purchasable upon exercise of the Warrants is adjusted pursuant to any of the provisions of this Agreement, the Company will promptly give written notice to the Warrant Agent and the Holders of the adjustment or adjustments, together with a certificate of a firm of independent public accountants selected by the Company (who may be the regular accountants employed by the Company) setting forth the adjustments in the Warrant Price and the number or kind of Warrant Shares purchasable upon exercise of each Warrant, and also setting forth a brief statement of the facts requiring the adjustments and the computations upon which the adjustments are based. The certificate will be conclusive evidence of the correctness of the adjustments and the Warrant Agent may rely on it for all purposes. Notwithstanding anything to the contrary contained herein, the Warrant Agent will have no duty or obligation to investigate or confirm whether the information contained in such certificate complies with the terms of this Agreement or is accurate or correct.

      No Adjustment for Dividends. Except as provided in Section 4.1, no adjustment or payment in respect of any dividends will be made at any time.

      Preservation of Purchase Rights Upon Merger, Consolidation, Etc. In case of any consolidation of the Company with or merger of the Company into another entity or in case of any sale, transfer or lease to another entity of all or substantially all the property of the Company, the Company or the successor or purchasing entity, as the case may be, will execute an agreement providing that each Holder will have the right thereafter, upon payment of an amount equal to the amount payable upon the exercise of a Warrant immediately prior thereto, to purchase upon exercise of each Warrant the kind and amount of securities or property that it would have owned or have been entitled to receive after giving effect to the consolidation, merger, sale, transfer or lease on account of the Warrant Shares that would have been purchasable upon the exercise of the Warrant had the Warrant been exercised immediately prior thereto (provided that, to the extent that the Holder would have been so entitled to receive cash on account of the Warrant Shares, the Holder may elect in connection with the exercise of a Warrant in accordance with Section 3.1 to reduce the amount of cash that it would be entitled to receive upon exercise in exchange for a corresponding reduction in the amount payable upon such exercise); provided, however, that no adjustment in respect of dividends, interest or other income on or from such shares or other securities or property will be made during the term of a Warrant or upon the exercise of a Warrant. The agreement will provide for adjustments that will be as nearly equivalent as may be practicable to the adjustments provided for in this Section 4. The provisions of this Section 4.5 will similarly apply to successive consolidations, mergers, sales, transfers or leases.

      Warrant Certificates. Whether or not any adjustments in the Warrant Price or the number or kind of Warrant Shares purchasable upon the exercise of the Warrants has been made, Warrant Certificates theretofore or thereafter issued may continue to express the same Warrant Price and number and kind of Warrant Shares as are stated in the Warrant Certificate initially issued.

    Fractional Interests. Neither the Company nor the Warrant Agent will be required to issue fractional Warrant Shares or fractional interests in any other securities upon exercise of the Warrants. If any fraction of a Warrant Share or other security would, except for the provisions of this Section 5, be issuable upon the exercise of the Warrants, the Company will pay an amount in cash (a) in lieu of a fractional Warrant Share, equal to the Current Market Price for one share of New Common Stock on the Trading Day immediately preceding the date on which the Warrants are presented for exercise, multiplied by such fraction of a Warrant Share, or (b) in lieu of a fractional interest in any other security, equal to the fair value of such fractional interest, determined in a manner as similar as possible, taking into account the difference in the fractional interest being valued, to the calculation described in clause (a) of this Section 5.

    Warrant Agent Matters.

      Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company and the Holders in accordance with the express terms and conditions hereof, and the Warrant Agent hereby accepts such appointment.

      Concerning the Warrant Agent. The Company will pay to the Warrant Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Warrant Agent, its reasonable expenses and counsel fees and other disbursements incurred in the preparation, delivery, administration, execution and amendment of this Agreement and the exercise and performance of its duties hereunder. The Company will indemnify the Warrant Agent for, and hold it harmless against, any loss, liability, suit, action, proceeding, damage, judgment, claim, settlement, cost or expense, incurred without gross negligence or bad faith (as each is finally determined by a court of competent jurisdiction) on the part of the Warrant Agent, for any action taken, suffered or omitted by the Warrant Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly.

        The Warrant Agent will be liable hereunder only for its own gross negligence or bad faith (as each is finally determined by a court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, in no event will the Warrant Agent be liable for special, punitive, incidental, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Warrant Agent has been advised of the likelihood of such loss or damage and regardless of the form of the action. Any liability of the Warrant Agent under this Agreement will be limited to the amount of fees paid by the Company to the Warrant Agent. The provisions of this Section 6 will survive the termination or expiration of this Agreement and the resignation or removal of the Warrant Agent.

        The Warrant Agent will be protected and will incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any Warrant Certificate or certificate evidencing Warrant Shares or New Common Stock or other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged by the proper person or persons.

      Merger or Consolidation or Change of Name of Warrant Agent. Any person or entity into which the Warrant Agent or any successor Warrant Agent may be merged or with which it may be consolidated, or any person or entity resulting from any merger or consolidation to which the Warrant Agent or any successor Warrant Agent is a party, or any person or entity succeeding to the corporate trust or shareholder services business of the Warrant Agent or any successor Warrant Agent, will be the successor to the Warrant Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such person or entity would be eligible for appointment as a successor Warrant Agent under the provisions of Section 6.5.

      Duties of Warrant Agent. The Warrant Agent undertakes the duties and obligations expressly imposed by this Agreement upon the following terms and conditions, by all of which the Company and the Holders, by their acceptance of Warrant Certificates, will be bound:

        The Warrant Agent may consult with legal counsel (who may be legal counsel for the Company), and the written advice or opinion of such counsel will be full and complete authorization and protection to the Warrant Agent as to any action taken, suffered or omitted by it in good faith and in accordance with such written advice or opinion.

        Whenever in the performance of its duties under this Agreement the Warrant Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter may be deemed to be conclusively proved and established by a certificate signed by any one of the Chairman of the Board, the Chief Executive Officer, the President or any Vice President of the Company and delivered to the Warrant Agent; and such certificate will be full authorization to the Warrant Agent for any action taken, suffered or omitted in good faith by it under the provisions of this Agreement in reliance upon such certificate.

        The Warrant Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Warrant Certificates or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Company only.

        The Warrant Agent will not be under any responsibility or liability in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Warrant Agent) or in respect of the validity or execution of any Warrant Certificate (except the due countersignature thereof by the Warrant Agent); nor will it be responsible or liable for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant Certificate; nor will it be responsible or liable for any adjustment required under the provisions of Section 4 hereof or responsible for the manner, method or amount of any adjustment or the ascertaining of the existence of facts that would require any adjustment (except with respect to the exercise of Warrants evidenced by Warrant Certificates after actual written notice of any adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of stock or other securities to be issued pursuant to this Agreement or any Warrant Certificate or as to whether any shares of stock or other securities will, when issued, be validly authorized and issued, fully paid and nonassessable.

        The Company will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing by the Warrant Agent of the provisions of this Agreement.

        The Warrant Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chairman of the Board, the Chief Executive Officer, the President or any Vice President of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it will not be liable for any action taken, suffered or omitted to be taken by it in good faith in accordance with instructions of any such officer.

        The Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Warrant Agent under this Agreement. Nothing herein will preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

        The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys, accountants or agents, and the Warrant Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys, accountants or agents or for any loss to the Company or the holders of Warrant resulting from any such act, default, neglect or misconduct, absent gross negligence or bad faith (as each is finally determined by a court of competent jurisdiction) in the selection and continued employment thereof.

        The Warrant Agent will not be under any duty or responsibility to insure compliance with any applicable federal or state securities laws in connection with the issuance, transfer or exchange of Warrant Certificates.

        In the event the Warrant Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Warrant Agent hereunder, the Warrant Agent shall deliver to the Company a written notice setting forth the Warrant Agent's belief therefor and the Warrant Agent may refrain from taking any action and will be fully protected and will not be liable in any way to the Company or any Holder or other person or entity for refraining from taking such action, unless the Warrant Agent receives written instructions signed by the Company which eliminates such ambiguity or uncertainty to the satisfaction of the Warrant Agent.

      Change of Warrant Agent. The Warrant Agent or any successor Warrant Agent may resign and be discharged from its duties under this Agreement upon 30 calendar days' notice in writing mailed to the Company and to each transfer agent of the New Common Stock by registered or certified mail, and to the Holders by first-class mail. The Company may remove the Warrant Agent or any successor Warrant Agent upon 30 calendar days' notice in writing, mailed to the Warrant Agent or successor Warrant Agent, as the case may be, and to each transfer agent of the New Common Stock by registered or certified mail, and to the Holders by first-class mail. If the Warrant Agent resigns or is removed or otherwise becomes incapable of acting, the Company will appoint a successor to the Warrant Agent. If the Company fails to make such appointment within a period of 30 calendar days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Warrant Agent or by any Holder (who will, with such notice, submit his Warrant Certificate for inspection by the Company), then any Holder or the Warrant Agent may apply to any court of competent jurisdiction for the appointment of a successor Warrant Agent. Any successor Warrant Agent, whether appointed by the Company or by such a court, will be a person or entity organized and doing business under the laws of the United States or of the State of New York, or of any other state of the United States, so long as such person or entity is in good standing, is authorized under such laws to exercise corporate trust powers or shareholder services and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Warrant Agent a combined capital and surplus of at least $50 million. After appointment, the successor Warrant Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent without further act or deed; but the predecessor Warrant Agent will deliver and transfer to the successor Warrant Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Warrant Agent and each transfer agent of the Common Stock, and mail by first-class mail a notice thereof to each Holder. Failure to give any notice provided for in this Section 6.5, however, or any defect therein, will not affect the legality or validity of the resignation or removal of the Warrant Agent or the appointment of the successor Warrant Agent, as the case may be. Notwithstanding anything to the contrary contained herein, no resignation or removal of the Warrant Agent or any successor Warrant Agent will become effective prior to the effectiveness of the appointment of a successor Warrant Agent therefor.

    Rights and Notices.

      No Rights as a Stockholder; Notices to Holders. Nothing contained in this Agreement or in the Warrant Certificate will be construed as conferring upon the Holders or their transferees the right to vote, or to receive dividends, or to consent or to receive notice as a stockholder in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as a stockholder of the Company; provided, however, that if, at any time prior to the Expiration Date and prior to the exercise of all of the Warrants, any of the following events occur:

        the Company declares any dividend payable in any securities upon its shares of New Common Stock or makes any distribution (other than a regular cash dividend or cash distributions payable out of surplus or net profits legally available therefor) to the holders of its shares of New Common Stock;

        the Company offers to the holders of its New Common Stock any shares of capital stock of the Company or any subsidiary or securities convertible into or exchangeable for shares of capital stock of the Company or any subsidiary or any option, right or warrant to subscribe for or purchase any thereof;

        any reclassification of the New Common Stock, any consolidation of the Company with or merger of the Company into another person or entity, any sale, transfer or lease to another person or entity of all or substantially all the property of the Company, or any proposal of the Company to effect any of the foregoing transactions that has been publicly announced by the Company; or

        any proposal by the Company to effect a dissolution, liquidation or winding up of the Company that has been publicly announced by the Company;

      then in any one or more of such events the Company will give notice of the event to the Holders, as provided in Section 11 hereof, such giving of notice to be completed at least 10 calendar days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the stockholders entitled to such dividend, distribution or subscription rights, or for the determination of stockholders entitled to vote on the proposed reclassification, consolidation, merger, sale, transfer or lease, dissolution, liquidation or winding up; provided, however, that no such notice will be required in respect of any of the matters referred to in the penultimate sentence of Section 4.1(e). The notice will specify the record date or the date of closing the transfer books, as the case may be, for the event. Failure to mail or receive the notice or any defect therein or in the mailing thereof will not affect the validity of any action taken in connection with the event.

      Agreements Respecting Warrants. The Company will not enter into any agreement or instrument which would preclude the exercise of the Warrants as herein provided.

    Agreement of Warrant Holders. Every Holder by accepting a Warrant Certificate consents and agrees with the Company and the Warrant Agent and with every other Holder that:

        The Warrant Certificates are transferable only in accordance with the terms of this Agreement and only on the registry books of the Warrant Agent if surrendered at the office of the Warrant Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer, and otherwise in compliance with Section 2;

        The Company and the Warrant Agent may deem and treat the person or entity in whose name the Warrant Certificate is registered as the absolute owner thereof and of the Warrants evidenced thereby (notwithstanding any notations of ownership or writing on the Warrant Certificate made by anyone other than the Company or the Warrant Agent) for all purposes whatsoever, and neither the Company nor the Warrant Agent will be affected by any notice to the contrary;

        The Holder expressly waives any right to receive any fractional Warrants and any fractional securities upon exercise or exchange of a Warrant; and

        Notwithstanding anything in this Agreement to the contrary, neither the Company nor the Warrant Agent will have any liability to any Holder or other person or entity as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, that the Company will use reasonable efforts to have any such order, decree or ruling lifted or otherwise overturned as soon as possible.

    Reservation of New Common Stock. The Company will, for so long as Warrants remain outstanding, reserve and keep available, solely for issuance and delivery upon the exercise of Warrants, a number of shares of New Common Stock (or, if applicable, other securities) sufficient to provide for the exercise of all outstanding Warrants. The transfer agent for the New Common Stock (or, if applicable, other securities) will be irrevocably authorized and directed at all times until the exercise or expiration of the Warrants to reserve such number of authorized shares of New Common Stock (or, if applicable, other securities) as necessary for such purpose. The Company will keep copies of this Agreement on file with the transfer agent and will supply the transfer agent with duly executed stock certificates for that purpose.

    Representations and Warranties of the Company. The Company hereby represents and warrants to the Warrant Agent that:

        The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to execute, deliver and perform its obligations hereunder and to consummate the transactions contemplated hereby;

        The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company;

        The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will not conflict with, violate or constitute a breach of any material contract, agreement or instrument by which the Company is bound or any judgment, order, decree, law, statute, rule, regulation or other judicial or governmental restriction to which the Company is subject;

        This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally; and

        The Warrants, when issued and delivered to the initial Holders as provided in this Agreement, and the Warrant Shares issued upon exercise of the Warrants, when issued, paid for and delivered as provided in this Agreement, will be validly issued, fully paid and nonassessable.

    Notices. All notices, requests, waivers, releases, consents and other communications required or permitted by this Agreement (collectively, "Notices") must be in writing. Except as expressly otherwise provided herein with respect to manner of delivery, notices will be deemed sufficiently given for all purposes when delivered in person, when sent by facsimile transmission (receipt confirmed), when sent by first-class mail, postage prepaid or upon confirmation of receipt when dispatched by a nationally recognized overnight courier service to the appropriate party as follows: (a) if to a Holder, at the address of such Holder as shown in the registry books maintained by the Warrant Agent; (b) if to the Company, at One Lake Circle Drive, Kannapolis, North Carolina 28081 (marked for the attention of the Chief Financial Officer and the General Counsel), or at such other address as the Company may have furnished to the Holders and the Warrant Agent in writing; and (c) if to the Warrant Agent, at 44 Wall Street, 6th Floor, New York, New York 10005, Attention: Relationship Manager, or at such other address as the Warrant Agent may have furnished to the Company and the Holders in writing.

    Amendment and Waiver. No failure or delay of the Holder in exercising any power or right hereunder (other than a failure to exercise Warrants in accordance with the provisions hereof) will operate as a waiver thereof, nor will any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. No notice or demand on the Company in any case will entitle the Company to any other or future notice or demand in similar or other circumstances. Subject to the last sentence of this Section 12, (a) if the Company so directs, the Company and the Warrant Agent will supplement or amend this Agreement without the approval of any Holders in order to cure any ambiguity or correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein and (b) the Company and the Warrant Agent may from time to time supplement or amend this Agreement, with the consent of Holders of at least 50% of the Warrants then outstanding, for any other purpose. Notwithstanding anything in this Agreement to the contrary, no supplement or amendment which increases the Warrant Price, decreases the period of time remaining during which the Warrants may be exercised, changes in a manner adverse to Holders the number of Warrant Shares purchasable upon the exercise of Warrants, reduces the percentage set forth in clause (b) of the immediately preceding sentence or amends this sentence will be made without the consent of all of the Holders. Notwithstanding anything to the contrary herein, upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 12 and, provided such supplement or amendment does not change the Warrant Agent's rights, duties, liabilities or obligations hereunder, the Warrant Agent will execute such supplement or amendment. Any amendment, modification or waiver effected pursuant to and in accordance with the provisions of this Section 12 will be binding upon all Holders and upon each future Holder, the Company and the Warrant Agent. In the event of any amendment, modification or waiver, the Company will give prompt notice thereof to all Holders and, if appropriate, notation thereof will be made on all Warrant Certificates thereafter surrendered for registration of transfer or exchange.

    Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the parties hereto, their respective successors and permitted assigns, and, subject to Sections 1.4 and 8(b), all Holders, but will not be assignable or delegable by any party without the prior written consent of the other parties. In the absence of such prior written consent, any purported assignment or delegation of any right or obligation hereunder will be null and void.

    Rights of the Parties. Except as provided in Section 13, nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any person or entity other than the parties hereto and the Holders any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby. All rights of action in respect of this Agreement, other than the rights granted to the Warrant Agent hereunder, are vested in the Holders, and any Holder without the consent of the Warrant Agent or any other Holder may, on such Holder's own behalf and for such Holder's own benefit, enforce such Holder's rights hereunder, including the right to exercise, exchange or surrender for transfer such Holder's Warrant Certificates in accordance with the provisions hereof.

    Titles and Headings. Titles and headings to Sections herein are inserted for convenience of reference only, and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

    Certain Interpretive Matters. Unless the context otherwise requires, (i) all references to Sections or Exhibits are to Sections or Exhibits of or to this Agreement, (ii) each term defined in this Agreement has the meaning assigned to it, (iii) "or" is disjunctive but not necessarily exclusive, and (iv) words in the singular include the plural and vice versa. All references to "$" or dollar amounts are to lawful currency of the United States of America.

        No provision of this Agreement will be interpreted in favor of, or against, any party hereto by reason of the extent to which such party or its counsel participated in the drafting of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement.

    Entire Agreement. This Agreement, together with the Exhibit attached hereto, constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and there are no agreements among the parties hereto with respect thereto except as expressly set forth herein.

    Severability. In case any provision contained in this Agreement is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby. The Company and the Warrant Agent will endeavor in good faith to replace the invalid, illegal or unenforceable provisions with valid, legal and enforceable provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

    Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.

    Counterparts. This Agreement may be executed in any number of counterparts, each of which so executed will be deemed to be an original; such counterparts will together constitute but one agreement.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first above written.

PILLOWTEX CORPORATION,
a Delaware corporation

By: /s/ John F. Sterling

John F. Sterling, Vice President

MELLON INVESTOR SERVICES LLC,
as Warrant Agent

By: /s/ Beverly A. Verrico

Name: Beverly A. Verrico

Title: Vice President

EXHIBIT A

PILLOWTEX CORPORATION

WARRANT CERTIFICATE

THE WARRANTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE WARRANT AGREEMENT (AS HEREINAFTER DEFINED), A COPY OF WHICH WILL BE MADE AVAILABLE BY THE ISSUER UPON REQUEST. THE TRANSFER OR EXCHANGE OF THESE WARRANTS MUST BE REGISTERED IN ACCORDANCE WITH THE WARRANT AGREEMENT.

NO. ___________ WARRANTS _______________

VOID AFTER 5:00 P.M. NEW YORK CITY TIME
ON November __, 2009

THIS CERTIFIES THAT for value received, , or its registered assigns (the "Holder"), is the owner of the number of Warrants set forth above that initially entitle it to purchase from Pillowtex Corporation, a Delaware corporation (the "Company"), at any time and from time to time on or prior to 5:00 p.m. New York City time on November __, 2009 (the "Expiration Date"), a like number of fully paid and nonassessable shares of the common stock, par value $0.01 per share, of the Company (the "Common Stock") at an initial purchase price of $28.99 per share (the "Warrant Price"), subject to adjustment as provided in the Warrant Agreement. The shares of Common Stock purchasable upon exercise of the Warrants are hereinafter referred to as the "Warrant Shares." Subject to the terms and conditions of the Warrant Agreement, the Warrants may be exercised by surrendering to the Warrant Agent (as defined below) this Warrant Certificate, with the Form of Exercise Notice or the Form of Cashless Exercise Notice, as the case may be, on the reverse side hereof duly executed, together with (if exercised pursuant to Section 3.1(a) of the Warrant Agreement) cash, a certified or bank cashier's check payable to the order of the Company, or a wire transfer to an account designated by the Company, in each case in an amount of lawful currency of the United States of America equal to the product of (a) the number of Warrant Shares purchasable upon the exercise of the Warrants designated for exercise in the Form of Exercise Notice and (b) the Warrant Price.

The number and kind of Warrant Shares that may be purchased upon exercise of the Warrants evidenced by this Warrant Certificate are the number as of the date of the original issue of such Warrants, based on the shares of Common Stock of the Company as constituted at such date. As provided in the Warrant Agreement, the Warrant Price and the number and kind of Warrant Shares purchasable upon exercise of the Warrants are subject to adjustment.

This Warrant Certificate and the Warrants it represents are subject to, and entitled to the benefits of, all of the terms, provisions and conditions of the Warrant Agreement, dated as of May __, 2002 (the "Warrant Agreement"), by and between the Company and Mellon Investor Services LLC, a New Jersey limited liability company, as warrant agent (the "Warrant Agent"), which Warrant Agreement is hereby incorporated herein by reference and made a part hereof and to which Warrant Agreement reference is hereby made for a full description of the rights, limitation of rights, obligations and duties hereunder of the Company and the Holder. A copy of the Warrant Agreement will be made available to the Holder by the Company upon request of the Holder.

Subject to the provisions set forth in the Warrant Agreement or in this Certificate, this Warrant Certificate, with or without other Warrant Certificates, may be transferred, split up, combined or exchanged for another Warrant Certificate or Warrant Certificates, entitling the Holder to purchase a like aggregate number of Warrant Shares as the Warrant Certificate or Warrant Certificates surrendered entitled such Holder (or former Holder in the case of a transfer) to purchase, upon presentation and surrender hereof at the office of the Warrant Agent designated for such purpose, with the Form of Assignment (if appropriate) and the related Certificate duly and properly executed.

The Company will not be required to issue fractional Warrant Shares or other fractional interests in securities upon the exercise of any Warrants evidenced by this Warrant Certificate, but in lieu thereof a cash payment will be made, as provided in the Warrant Agreement.

Nothing contained in the Warrant Agreement or in this Warrant Certificate will be construed as conferring upon the holder of this Warrant Certificate the right to vote, or to receive dividends, or to consent or (except as provided in the Warrant Agreement) to receive notice in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as a stockholder of the Company.

This Warrant Certificate will not be valid or obligatory for any purpose until it has been countersigned by the Warrant Agent.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be executed by its corporate officers duly authorized.

Attest: PILLOWTEX CORPORATION

By:
Name: Name:
Title:

Dated: __________, 2002

Countersigned:

MELLON INVESTOR SERVICES LLC,
as Warrant Agent

By:
Name:
Title:

Form of Reverse Side of Warrant Certificate

FORM OF ASSIGNMENT

(To be Executed if the Holder Desires to Transfer Warrants)

FOR VALUE RECEIVED, __________________________________________ hereby sells, assigns, and transfers unto

(Please print name, address and SSN/Tax ID# of transferee)

the right to purchase ________ Warrants represented by this Warrant Certificate, together with all right, title, and interest therein, and does hereby irrevocably constitute and appoint attorney-in-fact, to transfer such Warrants on the books of the within named Company, with full power of substitution.

Dated: ______________, ______

Signature

Signature Guaranteed:

FORM OF EXERCISE NOTICE

(To be Executed if the Holder Desires to Exercise Warrants
Pursuant to Section 3.1(a) of the Warrant Agreement)

TO: PILLOWTEX CORPORATION

1. The undersigned hereby irrevocably elects pursuant to Section 3.1(a) of the Warrant Agreement to exercise __________ Warrants evidenced by this Warrant Certificate to purchase the Warrant Shares issuable upon the exercise of such Warrants and requests that such Warrant Shares be issued in the name of:

Name:
Address:

SSN/Tax Id#:

2. If such number of Warrants is not all the Warrants evidenced by this Warrant Certificate, a new Warrant Certificate for the balance remaining of such Warrants should be registered in the name of and delivered to:

Name:
Address:

SSN/Tax Id#:

3. If there is any cash to be distributed in lieu of the issuance of fractional shares, the cash should be paid to the order of and delivered to:

Name:
Address:

SSN/Tax Id#:

Dated: _______________, _____

Signature

Signature Guaranteed:

FORM OF CASHLESS EXERCISE NOTICE

(To be Executed if the Holder Desires to Exercise Warrants
Pursuant to Section 3.1(b) of the Warrant Agreement)

TO: PILLOWTEX CORPORATION

1. The undersigned hereby irrevocably submits for exercise, pursuant to Section 3.1(b) of the Warrant Agreement, __________ Warrants evidenced by this Warrant Certificate to purchase a number of Warrant Shares to be determined using the formula set forth in Section 3.1(b) of the Warrant Agreement, and requests that such Warrant Shares be issued in the name of:

Name:
Address:

SSN/Tax Id#:

2. If such number of Warrants is not all the Warrants evidenced by this Warrant Certificate, a new Warrant Certificate for the balance remaining of such Warrants should be registered in the name of and delivered to:

Name:
Address:

SSN/Tax Id#:

3. If there is any cash to be distributed in lieu of the issuance of fractional shares, the cash should be paid to the order of and delivered to:

Name:
Address:

SSN/Tax Id#:

Dated: _______________, _____

Signature

Signature Guaranteed:

NOTICE

Signatures on the foregoing Form of Assignment, Form of Cashless Exercise Notice and Form of Exercise Notice and in the related Warrant Certificates must correspond to the name as written upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

Signatures must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

SCHEDULE 13D
JOINT FILING AGREEMENT

Each of the undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.

Each of the undersigned acknowledge that it shall be responsible for the timely filing of the foregoing statement and all amendments thereto, and for the completeness and accuracy of the information concerning it contained therein; but shall not be responsible for the completeness and accuracy of the information concerning the other persons making the filing, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2003

BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

/s/ Scott T. Hitchens
Name: Scott T. Hitchens

Title: Vice President

BANA (#1) LLC

/s/ Charles F. Bowman
Name: Charles F. Bowman

Title: Senior Vice President

BANK OF AMERICA, N.A.

/s/ Charles F. Bowman
Name: Charles F. Bowman

Title: Senior Vice President

NB Holdings Corporation

/s/ Charles F. Bowman
Name: Charles F. Bowman

Title: Senior Vice President

Bank of America Corporation

/s/ Charles F. Bowman
Name: Charles F. Bowman

Title: Senior Vice President